May 31, 2005



Denis A. O`Connor
President and Chief Executive Officer
OmniCorder Technologies, Inc.
125 Wilbur Place, Suite 120
Bohemia, New York 11716

Re:	OmniCorder Technologies, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed May 13, 2005
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed May 16, 2005
		File No. 333-122328


Dear Mr. O`Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please expand your response to comment 1 to:

* Tell us when the private placement holders were given the permission to participate in an under-subscribed rights offering as mentioned in the first sentence of the third paragraph of your response. Also tell us what document grants that permission, and cite with specificity the applicable section of that document.
* Provide us a copy of the December 6, 2004 private placement term sheet that mentions a rights offering as noted in Section 5(b) of the
Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock.

It remains unclear when you began the rights offering.

2. Your prospectus cover page discloses that each shareholder will receive one right for every 7.53 shares of common stock held.
However, your response to comment 1 says that the private placement investors who hold common stock are not permitted to participate in the rights offering unless the offering is undersubscribed.
Please
reconcile these statements.

3. Please expand your response to comment 2 to clarify when the board began discussing the rights offering and when it determined the conduct the offering. Provide us copies of any meeting minutes evidencing these discussions.


Questions and Answers about OmniCorder Technology`s Subscription
Rights Offering, page 5

4. We note your response to comment 11. Please explain why any rights that affiliates may sell in a transaction not involving a public offering would not be considered "restricted securities" within the meaning of Rule 144(a)(3), and therefore subject to the resale restrictions of Rule 144, even if the affiliates obtained the securities in a public offering.


What happens if I choose not to exercise my subscription rights?, page 6

5. Reconcile your response to comment 14 (which indicates that the over subscription will be allocated on a pro rata basis in proportion to the total number of shares purchased by the over-subscribing shareholders through exercise of the basic subscription rights) with your response to comment 16 and the disclosure on page 78 (which indicates that the over subscription will be allocated pro rata based on the number of shares of common stock held).


What is the board of directors` recommendation...?, page 9

6. We note your revisions in response to comment 17. Please revise your summary to include the requested disclosure.


May stockholders in all states participate?, page 9

7. Given your response to comment 18, it is unclear why this question and answer caption is necessary. Please advise or revise.
Likewise,
the need for the reference to state restrictions on page 85 is unclear.


If the rights offering is not completed, will my subscription payment...?, page 10

8. We note your response to comment 20.  Please revise the
disclosure
on page 83 to clarify the instances in which the return of
overpayments is estimated to take up to 10 days.  Also revise page
78
regarding the timing of the return of any subscription payments as "as soon as practicable" to clarify whether the return will be "prompt."


Series B Preferred Stock, page 72

9. Clarify the preferences of the Series B relative to the Series
A
preferred stock. For example, which has priority in a liquidation?


Over-Subscription Right, page 78

10. With a view toward disclosure, tell us what state securities laws restrict the number of shares available for over-subscription requests or would require you to delay the allocation and distribution of the over-subscription shares. Also tell us about the potential length of the delay.

11. Please clarify (1) when the private placement investors will receive their rights and (2) by when the must exercise their rights.


Material Income Tax Consequences, page 86

12. We note your response to comment 29. Please similarly revise the summary on page 10. Likewise, in the risk factor on page 16, you should refer to what the tax consequences "are" rather than "should be" unless you provide the disclosure regarding uncertainties mentioned in previous comment 29.

13. Please expand your response to comment 30 to analyze whether a tax opinion is material.

14. We note your response to comment 31.  Your disclosure on page
86
indicates that in certain circumstances upon the grant of the subscription rights, stockholders` tax basis in their common stock will be allocated between their common stock and the subscription rights in proportion to their relative fair market values on the dates the rights are issued. However, it remains unclear how investors are to determine the fair market value of their subscription rights. Please revise your disclosure to clarify.


Exhibits

15. Please file the Subscription Rights Certificate that represents the rights offering currently described in your registration statement and the other documents mentioned in Section 2.1 of Exhibit
99.1.

16. We may have additional comments after you file exhibit 3.4.

17. Please file the power of attorney granting Mr. Wagner to sign amendment 2 on behalf of Mr. Fauci.


Exhibit 5.1

18. We note your response to comment 35; however, counsel`s opinion remains qualified as to resolutions adopted by the board of directors. Therefore, we reissue the comment.

19. Please tell us why the number of shares in clause (iii) of the first paragraph does not match the number of shares on the facing page of your registration statement. You must file an opinion that includes all shares registered.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Mary Beth Breslin at (202) 551-3625 or me at
(202) 551-3617 with any other questions.


	Sincerely,



								Russell Mancuso
      	Branch Chief

cc (via fax):	Spencer G. Feldman, Esq.
		Richard Rosier, Esq.
		Greenberg Traurig, LLP



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Denis A. O'Connor
OmniCorder Technologies, Inc.
May 31, 2005
Page 5